UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Rubio’s Restaurants, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

78116B102

(CUSIP Number)

Kevin Reilly
Rosewood Capital L.P.
One Maritime Plaza, Suite 1575
San Francisco, California 94111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 10, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78116B102

1.	Names of Reporting Persons: Rosewood Capital, L.P. 94-3195569

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,526,812

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 1,526,812

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,526,812

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11) 15.2%*

14.	Type of Reporting Person (See Instructions): PN

*              Percentage of shares reported is based upon 10,035,177 shares of Common Stock outstanding as of May 7, 2010, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 12, 2010.

CUSIP No. 78116B102

1.	Names of Reporting Persons: Rosewood Capital Associates, L.L.C. 94-3192044

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power : 1,526,812*

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 1,526,812*

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,526,812*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%**

14.	Type of Reporting Person (See Instructions): OO

*              Rosewood Capital, L.P. (“Rosewood Capital”) holds 1,526,812 shares of Common Stock.  Rosewood Capital Associates, L.L.C. is the general partner of Rosewood Capital.

**           Percentage of shares reported is based upon 10,035,177 shares of Common Stock outstanding as of May 7, 2010, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 12, 2010.

CUSIP No. 78116B102

1.	Names of Reporting Persons: Kyle A. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 48,500*

	8.	Shared Voting Power: 1,526,812*

	9.	Sole Dispositive Power: 48,500*

	10.	Shared Dispositive Power: 1,526,812*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,575,312*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.7%**

14.	Type of Reporting Person (See Instructions): IN

*              Rosewood Capital, L.P. (“Rosewood Capital”) holds 1,526,812 shares of Common Stock.  Kyle A. Anderson (“Mr. Anderson”) is a managing member of Rosewood Capital Associates, L.L.C., the general partner of Rosewood Capital, and disclaims all beneficial ownership of these shares except to the extent of his pecuniary interests therein.  Mr. Anderson also holds options to purchase 35,000 shares of Common Stock and 18,000 restricted stock units of which 4,500 are unvested.  The options and restricted stock units were granted to Mr. Anderson for his service as a director of the Issuer and are held by him individually.

**           Percentage of shares reported is based upon 10,035,177 shares of Common Stock outstanding as of May 7, 2010, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 12, 2010.

CUSIP No. 78116B102

1.	Names of Reporting Persons: Byron K. Adams Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 1,526,812*

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 1,526,812*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,526,812*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%**

14.	Type of Reporting Person (See Instructions): IN

*              Rosewood Capital, L.P. (“Rosewood Capital”) holds 1,526,812 shares of Common Stock.  Byron K. Adams Jr. is a managing member of Rosewood Capital Associates, L.L.C., the general partner of Rosewood Capital, and disclaims all beneficial ownership of these shares except to the extent of his pecuniary interests therein.

**           Percentage of shares reported is based upon 10,035,177 shares of Common Stock outstanding as of May 7, 2010, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 12, 2010.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of Rubio’s Restaurants, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 1902 Wright Place, Suite 300, Carlsbad, California 92008.

Item 2.	Identity and Background.

Rosewood Capital L.P. (“Rosewood Capital”) is a limited partnership organized under the laws of Delaware. The principal business of Rosewood Capital is a consumer-oriented private equity investment fund and its principal office and place of business is located at One Maritime Plaza, Suite 1575, San Francisco, California, 94111.

Rosewood Capital Associates (“Rosewood Capital Associates”) is a limited liability company organized under the laws of Delaware and is the general partner of Rosewood Capital. Rosewood Capital Associates’ principal office and place of business is located at One Maritime Plaza, Suite 1575, San Francisco, California 94111.  Rosewood Capital Associates’ principal business is to act as the general partner of Rosewood Capital.

Kyle A. Anderson (“Mr. Anderson”) and Byron K. Adams Jr. (“Mr. Adams”) are the managing members of Rosewood Capital Associates and have the final authority to make all decisions to acquire, sell or restructure investments of Rosewood Capital Associates.  The principal occupation of Messrs. Anderson and Adam is the management of Rosewood Capital Associates and its affiliates.  Mr. Anderson also serves as a director of the Issuer.  Messrs. Anderson and Adams are citizens of the United States of America and their principal business address is located at One Maritime Plaza, Suite 1575, San Francisco, California 94111. Rosewood Capital, Rosewood Capital Associates, Mr. Anderson and Mr. Adams are herein referred to as the “Reporting Persons.”

None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Issuer’s initial public offering of its Common Stock on May 20, 1999 (the “Initial Public Offering”), Rosewood Capital had purchased an aggregate of 2,026,812 shares of Preferred Stock of the Issuer for an aggregate amount of $9,500,004.  In connection with the Initial Public Offering, the 2,026,812 shares of Preferred Stock held by Rosewood Capital converted to Common Stock.  Also in connection with the Initial Public Offering, Rosewood Capital sold 500,000 shares of Common Stock. The consideration for the acquisition of the Preferred Stock was obtained from partner capital contributions to Rosewood Capital pursuant to the terms of Rosewood Capital’s partnership agreement. Rosewood Capital did not purchase any of the Preferred Stock with borrowed funds.

As consideration for his service as a director of the Issuer, Mr. Anderson received options to purchase 35,000 shares of Common Stock and 18,000 restricted stock units. The options and restricted stock units are held by Mr. Anderson individually.

Item 4.	Purpose of Transaction.

On May 9, 2010, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with MRRC Merger Co., a Delaware corporation (“Merger Sub”), and MRRC Hold Co., a Delaware corporation (“Parent”). Parent is wholly owned by Mill Road Capital, L.P. (“Mill Road”). Pursuant to the Merger Agreement, Parent will acquire the Issuer through the merger of Merger Sub with and into Issuer (the “Merger”).  At the effective time of the Merger, each outstanding share of the Issuer’s Common Stock (other than shares owned by Parent and dissenting shares) will be converted into the right to receive $8.70 in cash.  This summary of the Merger Agreement is qualified in its entirety by reference to the full terms and provisions of the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on May 11, 2010 and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, Rosewood Capital entered into a voting agreement with Parent

(the “Voting Agreement”) pursuant to which Rosewood Capital has agreed, subject to the terms and conditions of the Voting Agreement, (i) to vote in favor of the Merger, (ii) to vote against any Takeover Proposal (as defined in the Merger Agreement), and (iii) not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent with or violative of its obligations under the Voting Agreement. This summary of the Voting Agreement is qualified in its entirety by reference to the full terms and provisions of the Voting Agreement, which was filed as Exhibit 99.2 to the Current Report on Form 8-K filed by the Issuer on May 11, 2010 and is incorporated herein by reference.

Also, Rosewood Capital is party to an Amended and Restated Investors’ Rights Agreements, dated as of November 19, 1997, as amended (the “Investors’ Rights Agreement”) whereby the Issuer granted Rosewood Capital certain registration rights.  In connection with the Merger, Rosewood Capital has entered into an Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010 (the “Standstill and Termination Agreement”), pursuant to which Rosewood Capital has agreed (i) not to exercise any demand registration rights as provided for in the Investors’ Rights Agreement; and (ii) the Investors’ Rights Agreement will terminate contingent upon and as of the effective time of the Merger. This summary of the Standstill and Termination Agreement is qualified in its entirety by reference to the full terms and provisions of the Standstill and Termination Agreement, which was filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on May 11, 2010 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a)    The information set forth under Items 11 and 13 on the attached cover pages is incorporated by reference.

(b)    The information set forth under Items 7, 8, 9 and 10 on the attached cover pages is incorporated by reference.

(c)    Except as described elsewhere in this Schedule 13D, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)    No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons as of the date hereof, except that Mr. Anderson has agreed to assign the proceeds from the sale of any Common Stock issued pursuant to the restricted stock units or exercise of the options granted to him for his service as a director of the Issuer to Rosewood Advisors, LLC, an affiliate of Rosewood Capital Associates.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information set forth under Items 4 and 5 is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.
	Exhibit 99.1	Joint Filing Agreement between the Reporting Persons.
Exhibit 99.2

Agreement and Plan of Merger, dated as of May 9, 2010, by and among Rubio’s Restaurants, Inc., MRRC Merger Co. and MRRC Hold Co.(incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010).

Exhibit 99.3

Voting Agreement, dated as of May 9, 2010, entered into by and between MRRC Hold Co. and Rosewood Capital L.P. (incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010).

Exhibit 99.4

Investors’ Rights Agreement Standstill and Termination Agreement, dated as of May 9, 2010, by and between the Rubio’s Restaurants, Inc. and Rosewood Capital L.P. (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Issuer on May 11, 2010).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 17, 2010

ROSEWOOD CAPITAL, L.P.

By:	Rosewood Capital Associates, L.L.C.
Its:	General Partner

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

ROSEWOOD CAPITAL ASSOCIATES, L.L.C.

By	/s/ Kevin Reilly
Name: Kevin Reilly
Title: Managing Member

KYLE A. ANDERSON

By	/s/ Kyle A. Anderson

BYRON K. ADAMS JR.

By	/s/ Byron K. Adams Jr.